UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 12, 2015
Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Introduction
This report filed on Form 6-K contains certain information about Credit Suisse AG (Bank) relating to its results as of and for the three and twelve months ended December 31, 2014. On February 12, 2015, Credit Suisse Group AG (Group) announced its results for such three and twelve month period. A copy of the related Earnings Release is attached as an exhibit to this Form 6-K.
This Form 6-K (including the exhibit hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-180300) and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended except, in the case of both (i) and (ii), the information on pages 4 and 21 of the Earnings Release.
Credit Suisse AG is a Swiss bank and joint stock corporation established under Swiss law, and is a wholly-owned subsidiary of the Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.

Key information
Selected financial data
Condensed consolidated statements of operations
in	4Q14	4Q13	% change	2014	2013	% change
Condensed consolidated statements of operations (CHF million)
Interest and dividend income	4,311	3,943	9	18,585	19,017	(2)
Interest expense	(2,252)	(2,309)	(2)	(9,908)	(11,307)	(12)
Net interest income	2,059	1,634	26	8,677	7,710	13
Commissions and fees	3,161	3,406	(7)	12,887	13,057	(1)
Trading revenues	213	315	(32)	1,790	2,755	(35)
Other revenues	770	666	16	2,235	1,792	25
Net revenues	6,203	6,021	3	25,589	25,314	1
Provision for credit losses	59	35	69	125	93	34
Compensation and benefits	2,611	2,786	(6)	11,382	11,187	2
General and administrative expenses	2,076	3,227	(36)	9,296	8,654	7
Commission expenses	420	386	9	1,548	1,726	(10)
Total other operating expenses	2,496	3,613	(31)	10,844	10,380	4
Total operating expenses	5,107	6,399	(20)	22,226	21,567	3
Income/(loss) from continuing operations before taxes	1,037	(413)	–	3,238	3,654	(11)
Income tax expense/(benefit)	217	(86)	–	1,346	1,170	15
Income/(loss) from continuing operations	820	(327)	–	1,892	2,484	(24)
Income/(loss) from discontinued operations, net of tax	(10)	(2)	400	102	145	(30)
Net income/(loss)	810	(329)	–	1,994	2,629	(24)
Net income/(loss) attributable to noncontrolling interests	(7)	189	–	445	669	(33)
Net income/(loss) attributable to shareholders	817	(518)	–	1,549	1,960	(21)
of which from continuing operations	827	(516)	–	1,447	1,815	(20)
of which from discontinued operations	(10)	(2)	400	102	145	(30)

Condensed consolidated balance sheets
end of	4Q14	4Q13	% change
Assets (CHF million)
Cash and due from banks	78,000	68,081	15
Interest-bearing deposits with banks	4,104	3,385	21
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	163,208	160,013	2
Securities received as collateral	26,854	22,800	18
Trading assets	241,313	229,738	5
Investment securities	2,379	1,627	46
Other investments	8,467	10,207	(17)
Net loans	255,928	231,157	11
Premises and equipment	4,441	4,895	(9)
Goodwill	7,766	7,121	9
Other intangible assets	249	210	19
Brokerage receivables	41,629	52,044	(20)
Other assets	70,464	61,567	14
Assets of discontinued operations held-for-sale	0	1,584	(100)
Total assets	904,802	854,429	6
Liabilities and equity (CHF million)
Due to banks	26,506	23,147	15
Customer deposits	357,569	321,678	11
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	70,119	94,032	(25)
Obligation to return securities received as collateral	26,854	22,800	18
Trading liabilities	72,667	76,812	(5)
Short-term borrowings	25,921	20,193	28
Long-term debt	172,947	126,741	36
Brokerage payables	56,977	73,154	(22)
Other liabilities	50,371	51,100	(1)
Liabilities of discontinued operations held-for-sale	0	1,140	(100)
Total liabilities	859,931	810,797	6
Total shareholder's equity	43,125	39,467	9
Noncontrolling interests	1,746	4,165	(58)
Total equity	44,871	43,632

Total liabilities and equity	904,802	854,429	6
BIS statistics (Basel III)
end of	4Q14	4Q13	% change
Eligible capital (CHF million)
Common equity tier 1 (CET1) capital	41,097	37,700	9
Total tier 1 capital	47,358	40,769	16
Total eligible capital	58,355	52,346	11
Capital ratios (%)
CET1 ratio	14.5	14.3	–
Tier 1 ratio	16.7	15.4	–
Total capital ratio	20.6	19.8	–

Operating and financial review and prospects
Except where noted, the business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Private Banking & Wealth Management and Investment Banking segments. These segment results are included in Core Results. Certain other assets, liabilities and results of operations are managed as part of the activities of the two segments. However, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. These relate principally to the activities of Neue Aargauer Bank and BANK-now, which are managed as part of Private Banking & Wealth Management. Core Results also includes certain Corporate Center activities of the Group that are not applicable to the Bank.
These operations and activities vary from period to period and give rise to differences between the Bank’s consolidated assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.
Differences between the Group and the Bank businesses
Entity	Principal business activity
Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)
BANK-now	Private credit and car leasing (in Switzerland)
Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising consolidated capital
Comparison of selected operations statement information
	Bank		Group
in	4Q14	4Q13	4Q14	4Q13
Statements of operations (CHF million)
Net revenues	6,203	6,021	6,372	6,139
Total operating expenses	5,107	6,399	5,128	6,419
Income/(loss) from continuing operations before taxes	1,037	(413)	1,169	(333)
Income/(loss) from continuing operations	820	(327)	933	(270)
Net income/(loss) attributable to shareholders	817	(518)	921	(476)
of which from continuing operations	827	(516)	931	(474)
Comparison of selected operations statement information
	Bank		Group
in	2014	2013	2014	2013
Statements of operations (CHF million)
Net revenues	25,589	25,314	26,242	25,856
Total operating expenses	22,226	21,567	22,152	21,593
Income from continuing operations before taxes	3,238	3,654	3,904	4,096
Income from continuing operations	1,892	2,484	2,452	2,820
Net income attributable to shareholders	1,549	1,960	2,105	2,326
of which from continuing operations	1,447	1,815	2,003	2,181

Comparison of selected balance sheet information
	Bank		Group
end of	4Q14	4Q13	4Q14	4Q13
Balance sheet statistics (CHF million)
Total assets	904,802	854,429	921,415	872,806
Total liabilities	859,931	810,797	876,184	825,640

Exhibits
No. Description
99.1 Credit Suisse Earnings Release 4Q14

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG
 (Registrant)

Date: February 12, 2015
By:
/s/ Brady W. Dougan
Brady W. Dougan
Chief Executive Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer